Filed Pursuant to Rule 433
Registration No. 333-111352
November 28, 2006
PRICING TERM SHEET

Issuer:	Principal Financial Group, Inc.
Title of Securities:	6.05% Senior Notes due 2036
Offering Size:	$100,000,000
Coupon:	6.05% per annum, payable semi-annually
Trade Date:	November 28, 2006
Settlement Date:	December 5, 2006
Maturity:	October 15, 2036
Treasury Benchmark:	4.500% due February, 2036
US Treasury Spot:	98-12+
US Treasury Yield:	4.600%
Spread to Treasury:	109 basis points
Re-offer Yield:	5.690%
Price to Public:	105.134% plus accrued interest from October 16, 2006 to settlement date
Gross Proceeds:	$105,134,000 plus accrued interest from October 16, 2006 to settlement date
Net Proceeds to Issuer (after expenses):	$104,249,000 plus accrued interest from October 16, 2006 to settlement date
Optional Redemption:	Make-whole redemption at any time at a discount rate of Treasury plus 20 basis points
Minimum Denomination:	$2,000 x $1,000
Expected Credit Ratings:	A2/A*
Interest Payment Dates:	each April 15th and October 15th
First Pay Date:	April 15, 2007
Day Count Convention:	30/360
CUSIP:	74251V AA 0
Bookrunners: Goldman, Sachs & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. Incorporated
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Goldman, Sachs & Co. toll-free at 1-866-471-2526, Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-866-500-5408 or Morgan Stanley & Co. Incorporated toll-free at 1-866-718-1649.

*	A security rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating. The rating is subject to revision or withdrawal at any time by the assigning rating organization.